

Mail Stop 7010

July 15, 2008

Zou Dejun, CEO
RINO International Corporation.
c/o Darren Ofsink, Esq.
Guzov Ofsink LLC
600 Madison Avenue, 14th floor,
New York, NY 10022

Re: Jade Mountain Corporation
            Amendment No. 3 and 4 to Registration Statement on Form S-1
            Filed June 9 and 11, 2008
            File No. 333-147513

Dear Mr. Zou:

We refer to your fax dated July 8, 2008 and understand that the liquidated damages provision (Sect. 4.17) under the Securities Purchase Agreement refers to the provision that if any governmental agency in the PRC takes action that adversely affects the Restructuring Agreements or the Share Exchange Agreement and the company doesn't mitigate the adverse effect to the investors' reasonable satisfaction within 60 days of the PRC action, then the company is required to pay these liquidated damages in an amount equal to the initial investment without interest and the shareholder has to return the shares acquired under the agreement.

While we understand that you believe that such an event is remote, the occurrence would be outside the company's control and therefore, these shares should be classified as temporary equity, as opposed to evaluating this provision under SFAS 5. This provision is like a legal right of rescission that would cause the $22 million received for the shares issued under the Securities Purchase Agreement in October 2007 to be classified as temporary equity. Only if the investors agree to rescind that part of the agreement could these shares be classified as permanent equity. Please refer to Rule 5-02.28 of Regulation S-X and Section 211 of the Codification of Financial Reporting Policies for guidance applicable to all equity securities for which redemption is outside the control of the issuer.

We also refer to your statement that the liquidated damages provision "applies only to the private placement investors" and "is not transferable". It appears to us from Section 6.7 of the Securities Purchase Agreement (Exhibit 4.1 to the October 12, 2007 Form 8-K) that the investors rights and obligations can be transferred by the investor. In this regard, please revise your disclosures accordingly.

As appropriate, please amend your registration statement in response to this comment. You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief